Exhibit 99.2

Aquasition Corp. Announces Corporate Name Change to KBS Fashion Group Limited

SHISHI, CHINA, November 3, 2014— Aquasition Corp. (NASDAQ: AQU) (the “Company”), a company engaged in the design, manufacturing, marketing, distribution and sale of casual menswear in China, today announced that it has changed its corporate name to KBS Fashion Group Limited, effective immediately.

On October 31, 2014, the Company filed the Articles of Amendment of the Company with the Registrar of Corporations of the Republic of Marshall Islands, in which the Company amended the Company’s Articles of Incorporation to effect a change of the Company’s corporate name from “Aquasition Corp.” to “KBS Fashion Group Limited” (the “Name Change”). The Name Change was approved by the Company’s board of directors on September 22, 2014 and the stockholders of the Company at a special meeting of stockholders held on October 31, 2014.

In connection with the Name Change, the trading symbol of the Company’s common stock has been changed to “KBSF”. The Company anticipates that its common stock will begin trading on the Nasdaq Capital Market under the Company’s new name and new trading symbol when the market opens on November 3, 2014.

It is also expected that on or about November 3, 2014, the Company’s units and warrants will start trading on the OTC Markets under new trading symbols KBSFU and KBSFW, respectively.

About KBS Fashion Group Limited.

KBS Fashion Group Limited is a leading fully-integrated casual menswear company in China with a demonstrated track record of designing, manufacturing, marketing, and selling its own line of fashion menswear. The Company’s products include men’s apparel, footwear and accessories, primarily targeting urban males between the ages of 20 and 40 in the Tier II and Tier III cities in China. KBS sells its products through a network of 114 KBS stores and over a number of multi-brand stores.

Forward-Looking Statements

This press release contains statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release, other than statements of historical facts, are "forward-looking statements" for purposes of these provisions. The words "believe," "expect," "anticipate," "project," "targets," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause our actual results to differ materially from those anticipated, expressed or implied in the forward-looking statements. These risks and uncertainties include, but not limited to, the factors mentioned in the "Risk Factors" section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, and other risks mentioned in our other reports filed with the SEC, which are available over the Internet at the SEC's website at http://www.sec.gov. The Company assumes no obligation and does not intend to update any forward-looking statements, except as required by law.

For further information please contact:

Mr. Sterios Souyoutzoglou
Director and Chief Strategic Officer
T: +1 (646) 432 0752
E: ir@kbsfashion.com

www.kbsfashion.com

Mr. Bill Zima
ICR, Inc.
T: +1 (203) 682-8233

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